

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2024

Mr. Paul Pion
Chief Financial Officer
Cantor Fitzgerald Income Trust, Inc.
110 E. 59th Street
New York, NY 10022

> **Re: Cantor Fitzgerald Income Trust, Inc.**
> **Form 10-K For the Fiscal Year Ending December 31, 2023**
> **File No. 000-56043**

Dear Mr. Paul Pion:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:　　Yuta Delarck